Exhibit 99.5

Paris — February 22, 2010

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com

The Total Downstream Central Works Council Meeting
Brought Forward to March 8 from March 29
Total’s senior management has brought forward the Downstream (Refining & Marketing) Central Works Council meeting to March 8 from March 29, responding proactively to the expectations of Flandres refinery employees and labor unions, who would like to see the meeting held as soon as possible to end the current dispute.
The agenda for the rescheduled meeting comprises two items, a review of the situation of refineries in France today and information and discussion on the proposed repurposing of the Flandres refinery (financial package, support for employees, timetable).
It is unchanged from the agenda approved jointly by the Chairman and Secretary of the Central Works Council for the meeting originally scheduled for March 29.
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com